UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

UNIROYAL GLOBAL ENGINEERED PRODUCTS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

90916COMB

(CUSIP Number)

Howard R. Curd

Centurian Investors, Inc.

1800 2nd Street, Suite 970

Sarasota, Florida 34236

(941) 906-8580

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 30, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90916COMB	13D	Page 2 of 5 pages

1.	NAMES OF REPORTING PERSONS Howard R. Curd I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) (b)	☐ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8,223,815 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 8,223,815 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,223,815

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.40%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90916COMB	13D	Page 3 of 5 pages

1.	NAMES OF REPORTING PERSONS Centurian Investors, Inc. 90-0630978 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) (b)	☐ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON CO

CUSIP No. 90916COMB	13D	Page 4 of 5 pages

Item 1.  Security and Issuer.

               The class of equity securities to which this statement (this “Statement”) relates is the common stock, par value $.001 per share (the “Common Stock”) of Uniroyal Global Engineered Products, Inc. (formerly known as Invisa, Inc.), a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are situated at 1800 2nd Street, Suite 970, Sarasota, Florida 34236.

Item 2.   Identity and Background.

(a)	The persons filing this Statement are Howard R. Curd, a natural person, and Centurian Investors, Inc. (“Centurian” and, together with Mr. Curd, the “Reporting Persons”).

(b)	The business address of the Reporting Persons is 1800 2nd Street, Suite 970, Sarasota, Florida 34236.

(c)	Mr. Curd’s present principal occupation is Co-Chairman and Chief Executive Officer of the Issuer and Chief Executive Officer of Uniroyal Engineered Products, LLC, a wholly owned subsidiary of the Issuer. The principal business of Centurian has been extending loans to the Issuer since 2007 in order to enable the Issuer to continue its operations. Centurian is controlled by Mr. Curd. The address of both Reporting Persons is 1800 2nd Street, Suite 970, Sarasota, Florida 34238.

(d) - (e)	During the past five years neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Curd is a citizen of the United States of America. Centurian is a Delaware corporation.

Item 3.   Source or Amount of Funds or Other Consideration.

               The event that required the filing of this report did not involve the expenditure of cash by either Reporting Person.

Item 4.   Purpose of Transaction.

               The transaction involved the acquisition of shares of the Issuer’s Common Stock through conversion of convertible preferred stock of the Issuer.

Item 5.   Interest in Securities of the Issuer.

(a)	For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Curd beneficially owns and controls 8,223,815 shares of the Issuer’s Common Stock, representing 43.40% of the outstanding shares of the Issuer’s issued and outstanding Common Stock. Mr. Curd also owns 1,619,102 shares of the Issuer’s Class B Common Stock, par value $.001 per share (the “Class B Common Stock”), constituting 100% of the issued and outstanding shares of the Class B Common Stock. Shares of the Class B Common Stock are convertible in the shares of the Issuer’s Common Stock at the rate of one share of the Issuer’s Common Stock for each share of the Issuer’s Class B Common Stock. Each share of the Issuer’s Class B Common Stock has 22 votes on matters on which the common stockholders may vote. Members of Mr. Curd’s family also hold 1,294,115 of the Issuer’s Common Stock, as to which shares Mr. Curd expressly disclaims beneficial ownership. The Curd Family Foundation, of which Mr. Curd is a director, holds 563,477 shares of the Issuer’s Common Stock. On June 5, 2014, Centurian transferred to Mr. Curd the 6,818,182 shares of the Issuer’s Common Stock that it then owned. Centurian no longer owns any shares of the Issuer’s Common Stock. Mr. Curd also holds an option to purchase 100,000 shares of the Issuer’s Common Stock. The option is exercisable as to 1/3 of the shares on each of July 30, 2016, July 30, 2017 and July 30, 2018 at $2.37 per share and expires on July 30, 2025.

(b)	Mr. Curd has the sole voting and dispositive power over the shares of the Issuer’s Common Stock and Class B Common Stock that he owns.

CUSIP No. 90916COMB	13D	Page 5 of 5 pages

(c)	The Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the past 60 days. No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

(d)	Not applicable.

(e)	As of June 5, 2014, Centurian ceased to be the beneficial owner of more than 5% of the class of securities. As of December 31, 2015, Mr. Curd is the beneficial owner of 43.40% of the class of securities.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                There are no contracts, arrangements, understandings or relationships (legal or otherwise) between either Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

                Not applicable.

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTURIAN INVESTORS, INC.

By:	/s/ Howard R. Curd
Howard R. Curd Chief Executive Officer

/s/ Howard R. Curd
Howard R. Curd, Individually

January 26, 2016
Insert Date